[Letterhead of World Air Holdings, Inc.]
September 26, 2006
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549
Attn: Daniel F. Duchovny, Special Counsel
         Office of Mergers and Acquisitions

Re:	Schedule TO, filed September 5, 2006, Amended September 18, 2006
SEC File No. 005-45697
Ladies and Gentlemen:
     With respect to its Schedule TO, as amended, and as requested by the staff in its comment letter dated September 13, 2006, World Air Holdings, Inc. (the “Company”) hereby acknowledges that:
     (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
     (ii) staff comments or changes to disclosure in response to staff’s comments do not foreclose the Commission from taking any action with respect to its filing; and
     (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, World Air Holdings, Inc.
By:	/s/ Mark M. McMillin
Mark M. McMillin
General Counsel and Corporate Secretary

cc: G. William Speer, Esq.